OMB APPROVAL

OMB Number: 3235-0116

Expires: August 31, 2005

Estimated average burden

hours per response 6.2

UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:

December 2003

Commission File Number:

000-49946

Alamos Gold Inc.

(Translation of registrant’s name into English)

Suite 1400 – 400 Burrard Street

Vancouver, British Columbia, Canada  V7X 1A6

(Address of principal executive offices)

N/A

(Former Name or Former Address, if Changed Since Last Report)

1.  News releases,  Oct. 6, Oct. 31, Nov. 27, Dec. 2

2.  BC FORM 51-901F, Schedule A

3.  BC FORM 51-901F, Schedule B,C

4.  Material change report, Nov. 27, Dec. 2

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.   Form 20-F..XXX.... Form 40-F..

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..XXX...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SEC 1815 (11-2002)

Potential persons who are to respond to the collection of information contained in this form are not required  to  respond unless the  form displays a currently valid OMB control number.

Alamos Gold Inc October 6, 2003

Suite 1400, 400 Burrard Street

PO Box 48780 Bentall Centre

Vancouver, British Columbia

Canada   V6C 3G2

Telephone:  (604) 643-1787

Facsimile:  (604) 643-1773

Email:  info@alamosgold.com

Website:  www.alamosgold.com

Trading Symbol:  AGI (TSX Venture)

NEWS RELEASE

Underground Drill Program Commences on Alamos Gold’s Mulatos Deposit

Vancouver, B.C., Alamos Gold Inc. announces that an initial underground core-drilling program has begun to test high-grade structural zones recently identified in the Cerro Estrella portion of Alamos Gold’s Mulatos deposit, located in Sonora, Mexico.  Eleven holes (1500m) will be drilled to test four primary target areas using the bulk sampling drifts within the deposit.

Recently completed detailed surface and underground alteration and structural mapping indicate that structural control is the dominant control of high-grade mineralization within the deposit.  The structural zones had not been previously identified, and have not been the focus of any previous drilling campaign. Gold-bearing structural zones are predominantly northwest-oriented with steep southwesterly dips. Structural zones are marked by vuggy silica alteration and oxidized sheeted fracture zones which contain very high-grade gold concentrations.  Previous drill holes were drilled predominantly sub-parallel to the structural trend, and only occasionally entered the zones at oblique angles, with grades of resulting intercepts ranging up to 40 g/t gold. The underground workings allow for a drill direction perpendicular to the trend and dip of the zones so that a true idea of width and grade can be ascertained.

Recognition of the structural control has significant positive economic implications for deposit development, as the grade within these zones is significantly greater than the average grade of the deposit.  The near-surface portion of the silicified structural zones most often outcrop as vertical cliffs and hence were not tested by previous drilling efforts.  The structural zones also are areas of strong oxidation due to the intense fracturing, with oxidation within the zones continuing to at least 100m below the surface. Higher-grade structural zones appear to have strike lengths of up to 170m and widths up to 40-50m.

Target areas are four locations of high-grade mineralization indicated from the bench plan maps, surface and underground geologic mapping, and sectional interpretation.  Zones underlying Cerro Estrella were selected as highest priority for underground drilling, as they have the highest probability of encountering higher-grade oxide mineralization and will be mined earliest in the mine life.  Additional structural zones are recognized further to the north.

Exploration on other properties within the district is currently being advanced by evaluation of existing surface data.  Detailed PIMA-assisted alteration mapping and sampling is planned for the highest priority exploration areas  in  the  fourth  quarter  of  2003.    Activities  will  be  centered  on  the  prospective Bajios area where outcropping copper-gold mineralization has been identified.  Existing IP data covering an area of a high-grade copper-gold occurrence is undergoing inversion modeling to identify drill targets and plan additional geophysical surveys to be implemented in the fourth quarter.

ON BEHALF OF THE BOARD

/s/ Chester F. Millar

Chester F. Millar

President and Chairman of the Board

For further information, please contact:

John A. McCluskey Chief Executive Officer Tel:  416-925-4880

Fax:  416-925-2264

Email:  john.mccluskey@sympatico.ca

Website:  www.alamosgold.com

____________________________________________________________________________________

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statement in this release that are forward -looking, including statements relating to the future recovery of the Mulatos Pro ject, are subject to various risks and uncertainties concerning the specific factors identified about in the Company’s periodic filings with the Ontario Securities Commission and the U. S. Securities Exchange Commission.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The Company does not intend to update this information and disclaims any legal liability to the contrary.

Alamos Gold Inc October 31, 2003

Suite 1400, 400 Burrard Street

PO Box 48780 Bentall Centre

Vancouver, British Columbia

Canada   V6C 3G2

Telephone:  (604) 643-1787

Facsimile:  (604) 643-1773

Email:  info@alamosgold.com

Website:  www.alamosgold.com

Trading Symbol:  AGI (TSX Venture)

NEWS RELEASE

No Material Change

Vancouver, B.C., Alamos Gold Inc. announces that there are no material changes in the affairs of the Company to report, and that Management is unaware of any reasons for the increased market activity.

ON BEHALF OF THE BOARD

/s/ Chester F. Millar

Chester F. Millar

President and Chairman of the Board

For further information, please contact:

John A. McCluskey

Chief Executive Officer

Tel:  416-925-4880

Fax:  416-925-2264

Email:  john.mccluskey@sympatico.ca

Website:  www.alamosgold.com

____________________________________________________________________________________________

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statement in this release that are forward-looking, including statements relating to the future recovery of the Mulatos Project, are subject to various risks and uncertainties concerning the specific factors identified about in the Company’s periodic filings with the Ontario Securities Commission and the U. S. Securities Exchange Commission.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The Company does not intend to update this information and disclaims any legal liability to the contrary.

Alamos Gold Inc

Suite 1400, 400 Burrard Street

PO Box 48780 Bentall Centre

Vancouver, British Columbia

Canada   V6C 3G2

Telephone:  (604) 643-1787

Facsimile:  (604) 643-1773

Email:  info@alamosgold.com

Website:  www.alamosgold.com

Trading Symbol:  AGI (TSX Venture)

November 27, 2003

NEWS RELEASE

Alamos Gold Announces Changes in Management and Board

Vancouver, B.C., Alamos Gold Inc. announces that Chester Millar and Stephen Stine have resigned as Directors of the Company and Stephen Stine has resigned as Vice President of Operations.  John McCluskey has been appointed President and now holds the positions of President and Chief Executive Officer.  In addition, John Van De Beuken has been appointed as Vice President and Chief of Operations and Leonard Harris has been appointed to the Board of Directors to fill one of the vacancies left by the resignations of Chester Millar and Stephen Stine.  The Company is considering other candidates to fill the remaining board position.

The resignation of Chester Millar arose out a difference with the Board with respect to the future plans for development and further exploration of the Mulatos Deposit  on the Company’s 16,000 hectare Salamandra Property. The Board wishes Mr. Millar well and thanks him for his many years of service and contributions to the Company.

The Mulatos Deposit is currently the subject of a feasibility study lead by M3 Engineering of Tucson, Arizona.  The purpose of the feasibility study is to determine the feasibility of developing a mine capable of sustaining a rate of production of at least 100,000 ounces of gold per year which is consistent with the business plan that was approved by the Board of Directors since the  formation of the Alamos Gold Inc. in March, 2003.

The Company will implement an expanded exploration program in 2004.  In the meantime, drilling continues on the Estrella Zone of Mulatos and is planned to commence on other significant targets on the Salamandra Property in the new year.

Drilling from underground stations accessed from the Nopal, Nopalito and Cantil adits in the Estrella Zone, has been underway since early October (see News Release dated October 7, 2003).  The exploration budget for this program was recently increased by $100,000 to accommodate five additional drill holes which has now been completed and assay results are planned to be released shortly.

Appointment of John F. Van De Beuken

John Van De Beuken has been appointed Vice President and Chief of Operations of the Company.  Mr. Van De Beuken is a mining engineer with over 30 years experience in senior positions in mining operations.  Until recently he was Vice President, Mongolian Projects, for Ivanhoe Mines.

Among his significant past accomplishments, Mr. Van De Beuken was Mine Manager and subsequently General Manager of Echo Bay’s McCoy / Cove Mine in Nevada, an operation with annual production of 400,000 ounces of gold and 12 million ounces of silver.  This operation mined over 200,000 tons per day and employed over 500 people.

As Vice President of Operations, Mr. Van De Beuken brought the Alumbrera Mine into production on behalf of the MIM, Rio Algom and North’s joint venture.  Mr. Van De Beuken took the mine from startup through to the receipt of non-recourse financing.  Alumbrera has an annual production rate of 560,000 ounces of gold and 170,000 tonnes of Copper.  The operation consists of a 340,000 tonne per day mine, and an 80,000 tonne per day concentrator.  Mr. Van De Beuken built the production team at Alumbrera which consisted of over 1,100 employees.

1.1

Appointment of Leonard Harris to the Board of Directors

Leonard Harris is a 1949 Graduate Metallurgist from the Mount Morgan School of Mines (Australia). After graduation he worked at Mount Morgan, Mount Isa and Radium Hill in Australia and at Taquah & Abosso Mines in Ghana. He spent 18 years with Cerro de Pasco Corp. in Peru and New York and several years as Mine Manager of Texada Mines in Australia. Mr. Harris worked 21 years with Newmont Mining Corp. as Vice President of R&D and Metallurgical Operations, General Manager of Minera Yanacocha, President of Newmont Peru and Vice President and General Manager of Newmont, Latin America.  At present, he is a Director of several junior mining companies including Corriente Resources, Solitario Resources, and Endeavour Gold Corp.

ON BEHALF OF THE BOARD

/s/ John A. McCluskey

John A. McCluskey

President and Chief Executive Officer

For further information, please contact:

John A. McCluskey

President and Chief Executive Officer

Tel:  416-925-4880

Fax:  416-925-2264

Email:  john.mccluskey@sympatico.ca

Website:  www.alamosgold.com

______________________________________________________________________________

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statement in this release that are forward-looking, including statements relating to the future recovery of the Mulatos Project, are subject to various risks and uncertainties concerning the specific factors identified about in the Company’s periodic filings with the Ontario Securities Commission and the U. S. Securities Exchange Commission.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The Company does not intend to update this information and disclaims any legal liability to the contrary.

MATERIAL CHANGE REPORT

Form 53-901F under Section 85(1) of the British Columbia Securities Act

Form 27 under Section 118(1) of the Alberta Securities Act

Form 27 under Section 75(2) of the Ontario Securities Act

(Individually, the “Act” and collectively, the “Securities Acts”)

1.         Reporting Issuer

State the full name and address of the principal office in Canada of the reporting issuer:

Alamos Gold Inc. (“Alamos”)

1400th  Floor – 400 Burrard Street P.O. Box 48780, Bentall Centre Vancouver, BC   V7X 1A6

2.         Date of Material Changes

State the date of the material change.  November 27, 2003

3.         Press Release

State the date and place(s) of issuance of the press release issued under Section

85(1)(BC), Section 118(1) (AB) and Section 75(1) (ON) of the Securities Act.

The press release dated November 27, 2003 was filed with the TSX Venture Exchange and the British Columbia, Alberta and Ontario Securities Commissions via SEDAR and disseminated through CCN Matthews and various other approved public media.

4.         Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Alamos announced changes in its management and board of directors.  Chester Millar and Stephen Stine resigned as Directors.  Stephen Stine resigned as Vice President of Operations.  John McCluskey was appointed President and Chief Executive Officer. John Van De Beuken was appointed Vice President and Chief of Operations, and Leonard Harris was appointed as a Director to fill one of the vacancies left by the resignations of Chester Millar and Stephen Stine.  The Company is considering other candidates to fill the remaining board position.

5.         Full Description of Material Change

Chester Millar and Stephen Stine have resigned as Directors of Alamos and Stephen Stine has resigned as Vice President of Operations.  John McCluskey has been appointed President and now holds the positions of President and Chief Executive Officer.  In addition, John Van De Beuken has been appointed as Vice President and Chief of Operations and Leonard Harris has been appointed to the Board of Directors to fill one of the vacancies left by the resignations of Chester Millar and Stephen Stine.  The Company is considering other candidates to fill the remaining board position.

The resignation of Chester Millar arose out a difference with Alamos’ Board of Directors with respect to the future plans for development and further exploration of the Mulatos Deposit on the Company’s 16,000 hectare Salamandra Property.

The Mulatos Deposit is currently the subject of a feasibility study lead by M3 Engineering of Tucson, Arizona.  The purpose of the feasibility study is to determine the feasibility of developing a mine capable of sustaining a rate of production of at least

100,000 ounces of gold per year which is consistent with the business plan that was approved by the Board of Directors since the formation of the Alamos Gold Inc. in March, 2003.

Alamos will implement an expanded exploration program in 2004.  In the meantime, drilling continues on the Estrella Zone of Mulatos and is planned to commence on other significant targets on the Salamandra Property in the new year.

Drilling from underground stations accessed from the Nopal, Nopalito and Cantil adits in the Estrella Zone, has been underway since early October (see News Release dated October 7, 2003).  The exploration budget for this program was recently increased by

$100,000 to accommodate five additional drill holes which has now been completed and assay results are planned to be released shortly.

Appointment of John F. Van De Beuken

John Van De Beuken was appointed Vice President and Chief of Operations of Alamos. Mr. Van De Beuken is a mining engineer with over 30 years experience in senior positions in mining operations.  Until recently he was Vice President, Mongolian Projects, for Ivanhoe Mines.

Among his significant past accomplishments, Mr. Van De Beuken was Mine Manager and subsequently General Manager of Echo Bay’s McCoy / Cove Mine in Nevada, an operation with annual production of 400,000 ounces of gold and 12 million ounces of silver.  This operation mined over 200,000 tons per day and employed over 500 people.

As Vice President of Operations, Mr. Van De Beuken brought the Alumbrera Mine into production on behalf of the MIM, Rio Algom and North’s joint venture.  Mr. Van De Beuken took the mine from startup through to the receipt of non-recourse financing. Alumbrera has an annual production rate of 560,000 ounces of gold and 170,000 tonnes of copper.  The operation consists of a 340,000 tonne per day mine, and an 80,000 tonne per day concentrator.  Mr. Van De Beuken built the production team at Alumbrera which consisted of over 1,100 employees.

Appointment of Leonard Harris to the Board of Directors

Leonard Harris is a 1949 Graduate Metallurgist from the Mount Morgan School of Mines (Australia).  After graduation he worked at Mount Morgan, Mount Isa and Radium Hill in Australia and at Taquah & Abosso Mines in Ghana.  He spent 18 years with Cerro de Pasco Corp. in Peru and New York and several years as Mine Manager of Texada Mines in Australia. Mr. Harris worked 21 years with Newmont Mining Corp. as Vice President of R&D and Metallurgical Operations, General Manager of Minera Yanacocha, President of Newmont Peru and Vice President and General Manager of Newmont, Latin America. At present, he is a Director of several junior mining companies including Corriente Resources, Solitario Resources, and Endeavour Gold Corp.

6.         Reliance on Section 85(2) (BC), Section 118(2) (AB) and Section 75(3) (ON) of the

Securities Acts

Not applicable.

7.         Omitted Information

Not applicable.

8.         Senior Officers

The following senior officer of Alamos is knowledgeable about the material change and may be contacted by the Commission at the following address and telephone number:

Nerio V. Cervantes, Chief Financial Officer

1400th  Floor, 400 Burrard Street P.O. Box 48780, Bentall Centre Vancouver, BC   V7X 1A6

Telephone:  604-643-1787

9.         Statement of Senior Officer

The fo regoing accurately discloses the material changes referred to herein. DATED at Vancouver, B.C., this 8th day of December, 2003.

/s/ Nerio V. Cervantes

___________________________________

Nerio V. Cervantes, Chief Financial Officer

IT IS AN OFFENCE UNDER THE SECUTIES ACT AND THE ALBERTA SECURITIES COMMISSION RULES FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR  FURNISHED  UNDER  THE  ACT  OR  THE  RULES  THAT,  AT  THE  TIME  AND  IN  LIGHT  OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

ANY FEE PAYABLE TO THE ALBERTA SECURITIES COMMISSION UNDER THE  SECURITIES ACT, THE SECURITIES REGULATION AND THE ALBERTA SECURITIES COMMISSION RULES SHALL BE PAID TO THE ALBERTA SECURITIES COMMISSION IN ACCORDANCE WITH THE REQUIREMENTS OF THE FEE SCHEDULE TO THE SECURITIES REGULATION.  ANY FAILURE TO ACCOMPANY A FORM OR APPLICATION WITH THE PRESCRIBED FEE SHALL RESULT IN THE RETURN OF THAT FORM OR APPLICATION.

Alamos Gold Inc

Suite 1400, 400 Burrard Street

PO Box 48780 Bentall Centre

Vancouver, British Columbia

Canada   V6C 3G2

Telephone:  (604) 643-1787

Facsimile:  (604) 643-1773

Email:  info@alamosgold.com

Website:  www.alamosgold.com

Trading Symbol:  AGI (TSX Venture)

December 2, 2003

NEWS RELEASE

Alamos Gold Intersects High Grade Zone at Mulatos Deposit

Vancouver, B.C., Alamos Gold Inc. announces assay results from the first four holes of a fifteen-hole underground core-drilling program underway to test high-grade structural zones recently identified in the Cerro Estrella portion of the Mulatos deposit, located in Sonora, Mexico.  Fourteen holes have been completed (1740m), with the last hole currently in progress. Five primary target areas are being evaluated with the core-drilling program.

The drilling program was designed to test gold distribution within structural zones recently identified from surface and underground alteration and structural mapping.  The structural zones had not been previously identified, nor been the focus of any previous drilling programs.  All previous drill holes in the deposit were drilled from the surface and oriented oblique to the structural trend.  The underground drilling program allows for a drill direction perpendicular to the trend and dip of the zones so that an accurate idea of width and grade can be ascertained.

The first four holes encountered significant intercepts of gold mineralization higher than the average grade of the deposit (1.38 g/t gold based on Placer Dome Inc.’s 1999 Feasibility Study Update).  Drill hole composite intervals are presented in the following table:

NOPAL UNDERGROUND CORE HOLES

COMPOSITE RESULTS

DRILL HOLE (Azimuth/ Inclination)	TOTALDEPTH	FROM	TO	INTER- VAL (m)	GOLD g/t	LITHOLOGY/ALTERATION/ OXIDATION
NP03-02 (050/0) Includes:	237.33	0 56.25 86.65 167.42	31.93 230.68 107.93 187.0	31.93 174.43 21.28 19.58	1.47 1.995 3.1 5.15	0-139m Rhyodacite porphyry, strong vuggy silica alteration, moderately to strongly oxidized. 139-237.3m Rhyodacite porphyry, strongly argillized, unoxidized; silicified 162.1-173.2, 202.3-212.5
NP03-03 (240/+20)	102.05	0	102.5	102.5	3.01	Rhyodacite porphyry, strong vuggy silica, strong pervasive oxidation.
NP03-04 (240/0) Includes:	99.75	0 41.04	92.75 51.68	92.75 10.64	3.58 16.27 (uncut)	0-71.8 Rhyodacite porphyry, vuggy silica alteration, moderate-strong oxidation. 71.8-99.75 moderate to strong silicic alteration and oxidation.
NP03-08 (050/+20)	107.05	0 16.74 94.01	12.18 91.69 107.5	12.18 74.95 13.49	2.47 1.78 1.3

0-65 Rhyodacite porphyry, strong vuggy silica alteration and pervasive oxidation.

65-71.7 strong vuggy silica alteration, fracture-controlled oxidation.

71.7-107.5 strong advanced argillic alteration, unoxidized.

Drill holes NP03-02 and NP03-04 were drilled in opposite directions from the same site and reflect a 124 meter width across the main Cerro Estrella structural zone and a 174 meter width across the Cerro Estrella North zone at the Nopal adit level, with a 24m low-grade zone separating the two zones. Intercept widths are believed to be roughly reflective of true zone widths at the Nopal level elevation. Hole NP03-08 was designed to test for structural zones subsidiary to the main target zone, but only encountered mineralization slightly above average grade. Oxidation was greater than predicted, however. A 0.5g/t cut-off grade was used for calculation of composite intervals. A map of drill hole locations can be accessed at the following website: http://www.alamosgold.com/i/maps/agi-dec022003-map.gif.

Drilling results to date appear to confirm the concept of higher-grade gold concentrations within broad structural zones. They also demonstrate pervasive oxidation and vuggy silica alteration exists to a greater extent than is indicated by the Placer Dome model likely because the structural zones were not only conduits for primary mineralization but also secondary oxidation. A potentially significant increase in oxide mineralization may result from the underground drilling results, due to better definition of oxidation distribution.  The original extent of gold mineralization as indicated in the Placer model is also confirmed by the first four holes.

The Mulatos underground drilling program is being carried out under the direction of Ken Balleweg, BSc. Geological Engineering, MSc. Geology.  Mr. Balleweg is Alamos’ Exploration Manager and the Qualified Person as that term is defined in National Instrument 43-101 of the Canadian Securities Administrators.  Strict sampling and QA/QC protocol are followed, including use of the same sampling procedures and standards used in previous Placer Dome drilling programs. Sample intervals are 1.5 m, except to accommodate geologic contacts. The NQ2 core is cut on site, and half sent to BSI Inspectorate Laboratories in Reno, Nevada for analysis.  Analytical method is fire assay with atomic adsorption finish and gravimetric finish for individual samples with a gold concentration greater than 3.0 g/t.

ON BEHALF OF THE BOARD

/s/ John A. McCluskey

John A. McCluskey

President and Chief Executive Officer

For further information, please contact:

John A. McCluskey

President and Chief Executive Officer

Tel:  416-925-4880

Fax:  416-925-2264

Email:  john.mccluskey@sympatico.ca

Website:  www.alamosgold.com

______________________________________________________________________________

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statement in this release that are forward-looking, including statements relating to the future recovery of the Mulatos Project, are subject to various risks and uncertainties concerning the specific factors identified about in the Company’s periodic filings with the Ontario Securities Commission and the U. S. Securities Exchange Commission.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The Company does not intend to update this information and disclaims any legal liability to the contrary.

MATERIAL CHANGE REPORT

Form 53-901F under Section 85(1) of the British Columbia Securities Act

Form 27 under Section 118(1) of the Alberta Securities Act

Form 27 under Section 75(2) of the Ontario Securities Act

(Individually, the “Act” and collectively, the “Securities Acts”)

1.         Reporting Issuer

State the full name and address of the principal office in Canada of the reporting issuer:

Alamos Gold Inc. (“Alamos”)

1400th  Floor – 400 Burrard Street P.O. Box 48780, Bentall Centre Vancouver, BC   V7X 1A6

2.         Date of Material Changes

State the date of the material change.  December 2, 2003

3.         Press Release

State the date and place(s) of issuance of the press release issued under Section

85(1)(BC), Section 118(1) (AB) and Section 75(1) (ON) of the Securities Act.

The press release dated December 2, 2003 was filed with the TSX Venture Exchange and the British Columbia, Alberta and Ontario Securities Commissions via SEDAR and disseminated through CCN Matthews and various other approved public media.

4.         Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Alamos announced assay results from the first 4 holes of a 15 hole underground core- drilling program on its Mulatos Deposit, Mexico.  The drilling program was designed to test gold distribution within structural zones recently identified form surface and underground alteration and structural mapping.  The first 4 holes encountered significant intercepts of gold mineralization higher than the average grade of the deposit (1.38 g/t gold based on Placer Dome Inc.’s 1999 Feasibiity Study Update).

5.         Full Description of Material Change

Alamos announced assay results from the first 4 holes of a 15 hole underground core- drilling program underway to test high- grade structural zones recently identified in the Cerro Estrella portion of the Mulatos deposit, located in Sonora, Mexico.  Fourteen holes were completed (1740m), with the last hole currently in progress.  Five primary target areas are being evaluated with the core-drilling program.

The drilling program was designed to test gold distribution within structural zones recently identified from surface and underground alteration and structural mapping.  The structural zones had not been previously identified, nor been the focus of any previous drilling programs.  All previous drill holes in the deposit were drilled from the surface and oriented oblique to the structural trend.  The underground drilling program allows for a drill direction perpendicular to the trend and dip of the zones so that an accurate idea of width and grade can be ascertained.

The first 4 holes encountered significant intercepts of gold mineralization higher than the average grade of the deposit (1.38 g/t gold based on Placer Dome Inc.’s 1999 Feasibility Study Update).  Drill hole composite intervals are presented in the following table:

NOPAL UNDERGROUND CORE HOLES

COMPOSITE RESULTS

DRILL HOLE (Azimuth/ Inclination)	TOTALDEPTH	FROM	TO	INTER- VAL (m)	GOLD g/t	LITHOLOGY/ALTERATION/ OXIDATION
NP03-02 (050/0) Includes:	237.33	0 56.25 86.65 167.42	31.93 230.68 107.93 187.0	31.93 174.43 21.28 19.58	1.47 1.995 3.1 5.15	0-139m Rhyodacite porphyry, strong vuggy silica alteration, moderately to strongly oxidized. 139-237.3m Rhyodacite porphyry, strongly argillized, unoxidized; silicified 162.1-173.2, 202.3-212.5
NP03-03 (240/+20)	102.05	0	102.5	102.5	3.01	Rhyodacite porphyry, strong vuggy silica, strong pervasive oxidation.
NP03-04 (240/0) Includes:	99.75	0 41.04	92.75 51.68	92.75 10.64	3.58 16.27 (uncut)	0-71.8 Rhyodacite porphyry, vuggy silica alteration, moderate-strong oxidation. 71.8-99.75 moderate to strong silicic alteration and oxidation.
NP03-08 (050/+20)	107.05	0 16.74 94.01	12.18 91.69 107.5	12.18 74.95 13.49	2.47 1.78 1.3

0-65 Rhyodacite porphyry, strong vuggy silica alteration and pervasive oxidation.

65-71.7 strong vuggy silica alteration, fracture-controlled oxidation.

71.7-107.5 strong advanced argillic alteration, unoxidized.

Drill holes NP03-02 and NP03-04 were drilled in opposite directions from the same site and reflect a 124 meter width across the main Cerro Estrella structural zone and a 174 meter width across the Cerro Estrella North zone at the Nopal adit level, with a 24m low- grade zone separating the two zones. Intercept widths are believed to be roughly reflective of true zone widths at the Nopal level elevation.  Hole NP03-08 was designed to test for structural zones subsidiary to the main target zone, but only encountered mineralization slightly above average grade. Oxidation was greater than predicted, however. A 0.5g/t cut-off grade was used for calculation of composite intervals.  A map of drill hole locations can be accessed at the following website: http://www.alamosgold.com/i/maps/agi-dec022003- map.gif.

Drilling results to date appear to confirm the concept of higher-grade gold concentrations within broad structural zones.  They also demonstrate pervasive oxidation and vuggy silica alteration exists to a greater extent than is indicated by the Placer Dome model likely because the structural zones were not only conduits for primary mineralization but also secondary oxidation.  A potentially significant increase in oxide mineralization may result from the underground drilling results, due to better definition of oxidation distribution.  The original extent of gold mineralization as indicated in the Placer model is also confirmed by the first 4 holes.

The Mulatos underground drilling program is being carried out under the direction of Ken Balleweg, BSc. Geological Engineering, MSc. Geology.  Mr. Balleweg is Alamos’ Exploration Manager and the Qualified Person as that term is defined in National Instrument 43-101 of the Canadian Securities Administrators.  Strict sampling and QA/QC protocol are followed, including use of the same sampling procedures and standards used in previous Placer Dome drilling programs. Sample intervals are 1.5 m, except to accommodate geologic contacts. The NQ2 core is cut on site, and half sent to BSI Inspectorate Laboratories in Reno, Nevada for analysis.  Analytical method is fire assay with atomic adsorption finish and gravimetric finish for individual samples with a gold concentration greater than 3.0 g/t.

6.         Reliance on Section 85(2) (BC), Section 118(2) (AB) and Section 75(3) (ON) of the

Securities Acts

Not applicable.

7.         Omitted Information

Not applicable.

8.         Senior Officers

The following senior officer of Alamos is knowledgeable about the material change and may be contacted by the Commission at the following address and telephone number:

Nerio V. Cervantes, Chief Financial Officer

1400th  Floor, 400 Burrard Street P.O. Box 48780, Bentall Centre Vancouver, BC   V7X 1A6

Telephone:  604-643-1787

9.         Statement of Senior Officer

The foregoing accurately discloses the material changes referred to herein. DATED at Vancouver, B.C., this 8th day of December, 2003.

/s/ Nerio V. Cervantes

___________________________________

Nerio V. Cervantes, Chief Financial Officer

IT IS AN OFFENCE UNDER THE SECUTIES ACT AND THE ALBERTA SECURITIES COMMISSION RULES FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED

OR  FURNISHED  UNDER  THE  ACT  OR  THE  RULES  THAT,  AT  THE  TIME  AND   IN  LIGHT  OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

ANY FEE PAYABLE TO THE ALBERTA SECURITIES COMMISSION UNDER THE  SECURITIES ACT, THE SECURITIES REGULATION AND THE ALBERTA SECURITIES COMMISSION RULES SHALL BE PAID TO THE ALBERTA SECURITIES COMMISSION IN ACCORDANCE WITH THE REQUIREMENTS OF THE FEE SCHEDULE TO THE SECURITIES REGULATION.  ANY FAILURE TO ACCOMPANY A FORM OR APPLICATION WITH THE PRESCRIBED FEE SHALL RESULT IN THE RETURN OF THAT FORM OR APPLICATION.

BC FORM 51-901F

QUARTERLY AND YEAR END REPORT

Incorporated as part of:

         X

Schedule A

Schedule B & C

ISSUER DETAILS:

NAME OF ISSUER                                                                                    ALAMOS GOLD INC

ISSUER ADDRESS                SUITE 1400-400 BURRARD ST VANCOUVER, B.C.  V6C 3G2

ISSUER TELEPHONE NUMBER                             (604) 643-1787;         FAX (604) 643-1773

CONTACT NAME                                                                                 NERIO V. CERTANTES

CONTACT POSITION                                                                  CHIEF FINANCIAL OFFICER

CONTACT TELEPHONE NUMBER                                                                    (604) 643-1787

FOR QUARTER ENDED                                                                           SEPTEMBER 30, 2003

DATE OF REPORT                                                                                   NOVEMBER 28, 2003

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

"John A. McCluskey”

      JOHN A.MCCLUSKEY                                           2003/11/28

SIGNATURE OF DIRECTOR        NAME OF DIRECTOR       DATE SIGNED (YY/MM/DD)

“James M. McDonald”

                  JAMES M. MCDONALD

                            2003/11/28

SIGNATURE OF DIRECTOR        NAME OF DIRECTOR       DATE SIGNED  (YY/MM/DD)

ALAMOS GOLD INC.

(Formerly Alamos Minerals Ltd.)

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

 (Expressed in U.S. Dollars)

	September 30	December 31
	2003	2002
	(unaudited)	(audited)
	$	$
A S S E T S
CURRENT
Cash and Cash Equivalents	7,863,666)	487,289
Amounts Receivable	33,871	39,033
Advances and Prepaid Expenses	84,713)	12,822
Due from related parties		450,522
	7,982,250	989,666

LONG TERM INVESTMENT (Note 3)	3,169)	3,169
CAPITAL ASSETS (Note 4)	195,861	72,369)
MINERAL PROPERTIES (Note 5)	16,608,686)	4,956,412
	24,789,966)	6,021,616

L I A B I L I T I E S
CURRENT
Accounts Payable and Accrued Liabilities	10,560	123,393

Note Payable (Note 6)	1,875,000	1,769,565
	1,885,560	1,892,958

S H A R E H O L D E R S’ E Q U I T Y

Share Capital (Note 10)	31,312,830	11,583,910
Deficit	(8,408,424)	(7,455,252)
	22,904,406	4,128,658
	24,789,966)	6,021,616
APPROVED BY THE BOARD OF DIRECTORS:

"James M. McDonald"

"John A. McCluskey"

James M. McDonald

John A. McCluskey

See accompanying notes to financial statements

ALAMOS GOLD INC.

(Formerly Alamos Minerals Ltd.)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT (UNAUDITED)

(Expressed in U.S. Dollars)

	Three Months Ended		Nine Months Ended
	Sept. 30	Sept. 30	Sept. 30	Sept. 30
	2003	2002	2003	2002
EXPENSES

Amortization	2,295	5,742	7,008	17,253
Management Fees	28,040	15,305	81,272	80,864
Foreign Exchange Loss (Gain)	177,245	0	38,176	(14,546)
Legal, Audit and Accounting	57,195	26,351	262,161	73,994
Office & Administration (Note 13)	214,064	10,225	465,155	34,007
Property Investigations	0	0	0	6,753
Shareholder Communications	14,061	5,264	39,636	10,217
Travel and Accommodation	14,314	885	32,426	3,698
Trust and Filing	20,813	2,660	39,890	9,992
Interest Income	(7,453)	(1,346)	(12,552)	(2,777)
	520,575	65,086	953,172	219,455

LOSS FOR THE PERIOD	(520,575)	(65,086)	(953,172)	(219,455)

DEFICIT-BEGINNIG OF PERIOD	(7,887,849)	(7,169,416)	(7,455,252)	(7,015,047)

DEFICIT-END OF PERIOD	(8,408,424)	(7,234,502)	(8,408,424)	(7,234,502)
LOSS PER SHARE	($0.011)	($0.004)	($0.021)	($0.015)

See accompanying notes to financial statements

ALAMOS GOLD INC.

(Formerly Alamos Minerals Ltd.)

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

 (Expressed in U.S. Dollars)

	Three Months Ended	Nine Months Ended
	Sept. 30	Sept. 30	Sept. 30	Sept. 30
	2003	2002	2003	2002
	$	$	$	$
Cash Provided by (Used for):
Operating Activities:
Net loss for the period	(520,575)	(65,086)	(953,172)	(219,455)
Adjustments for items not involving cash:
Amortization	2,295	5,742	7,008	17,253
	(518,280)	(59,344)	(946,164)	(202,202)
Changes in Non-Cash Working Capital:
Amounts receivable	36,877	(14,681)	62,062	(17,645)
Advances and prepaid expenses	(44,108)	31,306	(71,891)	7,139
Accounts payable and accrued liabilities	(211,991)	(2,377)	(297,339)	(18,401)
	(737,502)	(45,096)	(1,253,332)	(231,109)
Investing Activities:
Mineral property costs	(452,542)	(530,398)	(3,260,694)	(927,331)
Capital Assets	(58,707)	(17,213)	(64,769)	(17,213)
	(511,249)	(547,611)	(3,325,463)	(944,544)
Financing Activities:
Proceeds from long term debt			3,750,000
Proceeds from the issue of common shares	10,000,265	650,990	11,728,920	1,469,280
Payment of note payable*			(1,769,565)
Payment of long term debt	(1,875,000)	0	(1,875,000)	0
	8,125,265	650,990	11,834,355	1,469,280
Cash acquired from amalgamation with National Gold	-	-	120,817	-
Net increase in cash and cash equivalents	6,876,514	58,283	7,376,377	293,627
Cash and cash equivalents - beginning of the period	987,152	523,314	487,289	287,970
Cash and cash equivalents - end of the period	7,863,666	581,597	7,863,666	581,597

Supplemental Information:

* Of the note payable of US$3,539,130 (CDN $5,583,333) for the acquisition of the Salamandra project, $1,769,565 was paid by National Gold prior to amalgamation. Refer to Note 11 for non-cash investing and financing activities

See accompanying notes to financial statements

ALAMOS GOLD INC.

(Formerly Alamos Minerals Ltd.)

CONSOLIDATED STATEMENTS OF CUMULATIVE MINERAL PROPERTY COSTS (UNAUDITED)

 (Expressed in U.S. Dollars)

	Dec. 31, 2000	Expenditures 2001	Dec. 31, 2001	Jan-Dec. 2002 Expenditures	Dec. 31 2002	Expenditures 2003	September 2003
Mulatos Project
Acquisition	-	414,592	414,592	2,713,516	3,128,108	10,717,681 (A)	13,845,789
Exploration & Development:
Mine Administration				61,205	61,205	54,839	116,045
Analytical				15,943	15,943	30,977	46,920
Field work & supplies	-	32,701	32,701	520,554	553,255	358,668	953,309
Geological services & consulting	-	27,144	27,144	105,999	133,143	174,900	308,043
Property maintenance	-	15,907	15,907	4,415	20,322	232,050	252,372
Equipment Rental						51,636	10,250
Travel & accommodation	-	4,667	4,667	35,476	40,143	27,450	67,592
	-	495,011	495,011	3,457,109	3,952,120	11,648,201	15,600,321

La Fortuna Property
Acquisition	295,300	-	295,300	-	295,300		295,300
Exploration & Development:
Analytical	28,714	-	28,714	-	28,714		28,714
Field work & supplies	347,776	-	347,776	-	347,776		347,776
Geological services & consulting	226,336	-	226,336	-	226,336		226,336
Property maintenance	66,678	1,960	68,638	2,331	70,969	4,074	75,043
Travel & Accommodation	35,196	-	35,196	-	35,196	-	35,196
	1,000,000	1,960	1,001,960	2,331	1,004,291	4,074	1,008,365

Total Mineral Property Costs	1,000,000	496,971	1,496,971	3,459,439	4,956,410	11,652,276	16,608,686

(A) Refer to Note 11

See accompanying notes to financial statements

ALAMOS GOLD INC.

(Formerly Alamos Minerals Ltd.)

Consolidated Notes to Financial Statements

(Stated in U.S. Dollars)

1.

NATURE OF OPERATIONS

The Company’s activity is the acquisition and exploration of property interests that are considered sites of economic mineralization.  These activities are currently conducted primarily in Mexico.

The Company acquired and amalgamated with National Gold Corporation ("National") on February 21, 2003, whereby the shareholders of the company received one share of the amalgamated Company for every two shares of the Company held, and the shareholders of National received one of the amalgamated Company for each 2.352 shares of National they held. The acquisition has been accounted for as a purchase with Alamos identified as the acquirer as the shareholders of Alamos owned 60% of the shares of the amalgamated Company.

Refer to note 9.

2.

BASIS OF PRESENTATION

These interim financial statements have been compiled using the same accounting policies and measurement criteria as those utilized in the preparation of the Company's audited financial statement dated December 31, 2002, and should be read in conjunction with those annual statements.

3.

LONG-TERM INVESTMENT

The Company owns 100,000 common shares of Duran Ventures Ltd., carried at a cost of $3,169.

4.

CAPITAL ASSETS

	September 30			December 31
	2003			2002
	Cost	Accumulated Amoritzation	Net Book Value	Cost	Accumulated Amoritzation	Net Book Value
	$	$	$	$	$	$
Exploration equipment	596,109	422,332	173,777	470,468	405,158	65,310
Office equipment	31,837	20,099	11,738	23,195	17,962	5,233
Computer equipment	17,828	7,482	10,346	6,817	4,991	1,826
	645,774	449,913	195,861	500,480	428,111	72,369

ALAMOS GOLD INC.

(Formerly Alamos Minerals Ltd.)

Consolidated Notes to Financial Statements

(Stated in U.S. Dollars)

5.

MINERAL PROPERTIES

Deferred Costs

The Company's properties are located in Mexico and its interest in these properties is maintained under agreements with the titleholders. The Company is satisfied that evidence of title to each of its minerals properties is adequate and acceptable by prevailing industry standards with respect to the current stage of exploration on the properties.

a)

State of Sonora, Mexico

Salamandra Project

The Company had acquired a 100% interest in this Project, which comprises approximately 16,000 hectares, in consideration for the payment of CDN $11,154,011 in acquisition costs and assigned expenses.

The property is subject to a sliding scale net smelter royalty (“NSR”) on the first 2,000,000 ounces of production.  The royalty commences at 1.0% NSR when the price of gold is less than U.S. $300 per ounce, rising to 5% NSR when the price of gold exceeds U.S. $400 per ounce.

        Refer to note 11

b)

La Fortuna Property

Durango, Mexico

The Company owns a 100% interest in three mineral concessions, covering approximately 606 hectares, which were written-down in 2000 to their estimated fair value of $1 million.

6.

NOTE PAYABLE

The Company arranged a loan of Cdn $5.7 million, (U.S. $3.750 million) of which Cdn $5.6 million was used to discharge the Cdn $7,500,000 of debentures issued by National to acquire the Salamadra Project.  These debentures were discounted to Cdn $5.6 million upon prepayment on January 31, 2003.  Pursuant to the H. Morgan loan agreement, the company opted to pay 50% of the loan plus accrued interest on September 11, 2003.

7.

RELATED PARTY TRANSCTIONS

Directors of the Company were paid an aggregate of $192,212 (2002 - $119,055) for management, investor relations, and administrative services. These fees have been paid in the normal course of operations and are measured at the exchange amount, which is that amount of consideration established and agreed to by the related parties.

8.

SEGMENTED INFORMATION

	September 30, 2003	December 31, 2002
Assets by geographic segment, at cost:
Mexico	17,213,985	5,109,621
Canada	7,575,981	911,995

	24,789,966	6,021,616

ALAMOS GOLD INC.

(Formerly Alamos Minerals Ltd.)

Consolidated Notes to Financial Statements

(Stated in U.S. Dollars)

9.

LOSS PER SHARE

Loss per share has been calculated using the weighted-average number of shares outstanding during the year. Fully-diluted loss per share has not been disclosed as it is anti-dilutive.

10.

SHARE CAPITAL

a)

Authorized share capital of the Company consists of 100,000,000 common shares without par value.

	Number of Shares	Total
		$
Issued at December 31, 2002 Warrants exercised	32,624,647 7,078,617	11,583,910 1,061,971
	39,703,264	12,645,881
Consolidation (2.1)	(19,851,632)
Acquisition of National Gold	13,467,795	8,000,000
Stock options exercised	175,383	60,931
Equity Financing	8,500,000	8,150,019
Warrants exercised	3,899,854	2,455,999
Issued at September 30, 2003	45,894,664	31,312,830

b)

Stock options outstanding at September 30, 2003:

Number	Expiry Date	Exercise Price
		Cdn. $
42,517	February 23, 2006	0.47
100,000	February 5, 2007	0.64
14,881	February 18, 2007	0.71
632,500	June 3, 2007	1.16
500,000	July 22, 2007	1.00
600,000	January 30, 2008	0.76
75,000	March 13, 2008	0.92
682,483	July 23, 2008	1.13
2,647,381

ALAMOS GOLD INC.

(Formerly Alamos Minerals Ltd.)

Consolidated Notes to Financial Statements

(Stated in U.S. Dollars)

10.  SHARE CAPITAL (continued)

Summary of Stock Option activity:

	Shares	Weighted Average Exercise Price Cdn. $
Balance, beginning of period	2,128,061	0.93
Granted	682,483	1.13
Exercised	(95,663)	0.45
Expired	(67,500)	1.30
Balance, end of period	2,647,381	0.99

c)

Warrants outstanding at September 30, 2003 are as follows:

Number	Expiry Date	Exercise Price
2,562,500	October 11, 2003	0.90
73,342	November 1, 2003	0.82
729,166	April 16, 2004	0.94
370,535	April 16, 2004	1.41
42,730	April 29, 2004	0.82
100,981	May 7, 2004	0.94
548,275	July 19, 2004	0.56
4,250,000	August 22, 2004	1.75
404,432	September 5, 2004	1.29
9,081,961

11.

ACQUISITION OF NATIONAL GOLD

The Company acquired on February 21, 2003, all of the outstanding shares of National Gold Corporation ("National"), the Company's joint venture partner on the Salamandra property, by the issue of 13,467,795 shares of the Company valued at $8,000,000. The acquisition has been accounted by the purchase method and the operating results of National are included in the consolidated statement of operations from the effective date of the acquisition.

Details of assets and liabilities acquired are as follows:

Cash	120,817
Accounts receivable and prepaid expenses	56,900
Deferred costs (Salamandra Property)	4,328,466
Capital assets	65,749
Accounts payable	(184,506)
Due to Alamos Gold	(2,314,055)
Net assets acquired	2,073,371
Value allocated to minerals properties	5,926,629
Share consideration	8,000,000

ALAMOS GOLD INC.

(Formerly Alamos Minerals Ltd.)

Consolidated Notes to Financial Statements

(Stated in U.S. Dollars)

12.

CONTINGENCIES

a)

A claim has been made against the Company for damages under a mineral property acquisition agreement that the Company did not complete. The plaintiff has claimed a loss of U.S. $105,000. The Company denies the claim and has not made any provision for it in the financial statements.  Any amount ultimately paid in connection with any settlement will be recorded in the accounts at the time of payment.

b)

The Company has reduced the surface area of the Salamandra Project that is leased from the local Ejido of the village of Mulatos as allowed under the lease. The reduction in the surface area under lease is being challenged by the Ejido in the Agrarian Court. The Company is continuing with certain of its obligations under the lease and does not anticipate a material unfavourable outcome.  See Schedule C - subsequent events.

c)

A claim has been made against the Company by a former director and senior officer of National who is demanding CDN$285,000 and vesting of 600,000 pre-amalgamation stock options. The Company denies it has any liability and accordingly has not accrued any amount for the claims. Should any amount ultimately be paid they will be recorded in the accounts at the time of payment.

13.

 Details of Office & Administration Expense

Interest expense                  300,839 (mainly on the long term debt- see note 6)

Rent                                      14,632

Salaries                                 63,913

Utilities                                 11,633

Outside Services                   29,021

Seminars/conferences             5,291

Tel/fax/internet                     10,069

Supplies                                11,218

Insurance                                6,622

Others                                   11,917

                                             465,155

BC FORM 51-901F

QUARTERLY AND YEAR END REPORT

Incorporated as part of:

Schedule A

         X

Schedule B & C

ISSUER DETAILS:

NAME OF ISSUER                                                                                  ALAMOS GOLD INC.

ISSUED ADDRESS            1400-400 BURRARD STREET,  VANCOUVER, B.C.  V6C 3G2

ISSUER TELEPHONE NUMBER                          (604) 643-1787             FAX (604) 643-1773

CONTACT NAME                                                                                NERIO V. CERVANTES

CONTACT POSITION                                                             CHIEF FINANCIAL OFFICER

CONTACT TELEPHONE NUMBER                                                                    (604) 643-1787

FOR QUARTER ENDED                                                                        SEPTEMBER 30, 2003

DATE OF REPORT                                                                                   NOVEMBER 28, 2003

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE

ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN

APPROVED BY THE BOARD OF DIRECTORS.  A COPY OF THIS REPORT WILL

BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.  PLEASE NOTE

THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF

SCHEDULE A AND SCHEDULES B & C.

“John A. McCluskey”

JOHN A. MCCLUSKEY

                             2003/11/28

SIGNATURE OF DIRECTOR

NAME OF DIRECTOR     DATE SIGNED

    (YY/MM/DD)

“James M. McDonald”

JAMES M. MCDONALD

 2003/11/28

SIGNATURE OF DIRECTOR

NAME OF DIRECTOR     DATE SIGNED       (YY/MM/DD)

ALMOS GOLD INC.

Quarterly Report

September 30, 2003

SCHEDULE B: SUPPLEMENTARY INFORMATION

1.) For the current fiscal year-to-date:

Deferred exploration expenditures: Refer to Schedule A: Consolidated Statements of Cumulative Mineral Property Costs.

2.) Summary of securities issued and options granted during the period:

a.)

Summary of securities issued during the period:

Security	Date of Issue	Type	Number	Price (CDN$)	Total Proceeds (CDN$)	Consideration	Commission Paid (CDN $)
Common Shares	July 3-03	Exercise Warrants	75,000	0.90	67,500	Cash	Nil
Common Shares	July 4-03	Amal. Adj.	94,504
Common Shares	July 10-03	Exercise Warrants	200,000	0.90	180,000	Cash	Nil
Common Shares	July 16-03	Exercise Warrants	33,087	0.90	29,778	Cash	Nil
Common Shares	July 17-03	Exercise Warrants	16,250	0.90	14,625	Cash	Nil
Common Shares	July 18-03	Exercise Warrants	464,267	0.90	417,840	Cash	Nil
Common Shares	July 22-03	Exercise Warrants	1,106,250	0.90	995,625	Cash	Nil
Common Shares	Aug. 6-03	Exercise Warrants	48,540	0.82	39,958	Cash	Nil
Common Shares	Aug. 7-03	Exercise Warrants	91,411	0.82	75,250	Cash	Nil
Common Shares	Aug.13-03	Exercise Warrants	12,932	1.06	13,687	Cash	Nil
Common Shares	Aug. 13-03	Exercise Warrants	14,881	0.94	14,000	Cash	Nil
Common Shares	Aug. 16-03	Exercise Warrants	15,944	0.94	15,000	Cash	Nil
Common Shares	Aug.16-03	Exercise Warrants	26,573	0.82	21,875	Cash	Nil
Common Shares	Aug. 21-03	Private Placement	8,500,000	1.45	12,325,000	Cash	862,750

Summary Of Securities Issued (Continued)
Security	Date of Issue	Type	Number	Price (CDN$)	Total Proceeds (CDN$)	Consideration	Commission Paid (CDN$)
Common Shares	Aug. 25-03	Exercise Warrants	42,517	0.94	40,000	Cash	Nil
Common Shares	Aug. 25-03	Exercise Warrants	96,195	0.82	79,188	Cash	Nil
Common Shares	Sept. 4-03	Exercise Warrants	48,303	1.06	51,124	Cash	Nil
Common Warrants	Sept. 8-03	Exercise Warrants	286,398	1.06	303,124	Cash	Nil
Common Shares	Sept. 10-03	Exercise Warrants	26,573	0.82	21,875	Cash	Nil
Common Shares	Sept. 11-03	Exercise Warrants	27,806	0.82	22,890	Cash	Nil
Common Shares	Sept. 16-03	Exercise Warrants	107,143	0.82	88,200	Cash	Nil
Common Shares	Sept. 17-03	Exercise Warrants	95,660	0.94	89,997	Cash	Nil
Common Shares	Sept. 17-03	Exercise Warrants	7,440	0.82	6,125	Cash	Nil

Total common shares issued			11,437,674		14,912,660

	Date	Type	Number	Exercise Price	Expiry Date
Warrants	Aug. 21-03	Private Placement	4,250,000	1.75	Aug.22-04

b.)

Summary of options granted during the period:

Date	Optionee	Number	Exercise Price	Expiry Date
July 24-03	Jim McDonald-dir.	200,000	1.13	July 24-08
July 24-03	R. Hughes-dir.	157,483	1.13	July 24-08
July 24-03	Consultants	325,000	1.13	July 24-08
	Total:	682,483

3.) Summary of securities as at September 30, 2003:

       a.) Authorized share capital

   1,000,000,000  common shares with no par value.

       b.) Shares issued and outstanding:  45,894,664

  c.) Summary of options, warrants and convertible securities outstanding:

            Refer to Schedule A (notes 10b & 10c).

       d.) Number of common shares held in escrow: Nil

       e.) Number of common shares subject to pooling:         Nil

4.) Directors:

Chester F. Millar

John A. McCluskey

Stephen R. Stine

James M. McDonald

Richard W. Hughes

       Officers:

Chairman & President – Chester F. Millar

Secretary – Sharon S. Fleming

V.P & CEO- John A. McCluskey

V.P. & COO- Stephen R. Stine

CFO – Nerio V. Cervantes

SCHEDULE “C”

MANAGEMENT DISCUSSION AND ANALYSIS

For the Quarter Ended September 30, 2003

1. Description of Business:

The Company is in the gold mining business in Mexico. It has acquired a significant mineral property in the State of Sonora and is working towards placing this Mulatos property into commercial production.

2. Operations:

Salamandra Project:

Activities in the mine have been largely on schedule.

The consulting firm, M3 Engineering, continued with their feasibility work during the quarter under review. The design and costing of various components are underway and the mineable quantities of ore and waste are being calculated under different possible working conditions.

A number of metallurgical tests were started on sulfide ore that was mined from the underground workings. The objective is to determine the optimum crushing size for different grades of ore. A bulk test to confirm the column test results is being planned.

A bypass was finished on the road connecting the town of Sahuaripa and the village of Mulatos.

An underground mining contractor was chosen to mine several thousand tonnes of ore for the upcoming bulk leaching test. A diamond-drilling contractor was chosen  to commence drilling a series of holes from the underground workings.

Sufficient water to support a very large operation was found and the necessary permitting from the Federal authorities is being sought.

The ability to store and use explosives was obtained.

US$452K was spent on the project as follows: property and other taxes amounted to $150K; access roads work spent $83K; drilling $35K; metallurgical/ testing $25K; permits $13K; transportation $12K; exploration $11K; ejido / social costs $12K; and mine office administration $33K. These expenses are comparatively higher than previous periods to reflect the higher volume of activities as the project moves along towards a production decision.

Ejido:

Judgment of the lawsuits between the Company and the Ejido was received and, unfortunately, the judge ruled that the last two yearly land rental payments were reduced by incorrect procedures. The Company is appealing this ruling. These land owners have received no money over the past two years and although they turned down one offer to settle, there is some hope a reasonable arrangement can be reached without waiting for the ruling on the appeal.

Related Party Transactions:

Refer to Schedule A, notes to financial statements #7: During the quarter US$60K was paid to directors and officers of the Company as follows; Chairman & President $10K, Chief Executive Officer $25K and Chief Operating Officer $25K, for services rendered.

Legal, Audit & Accounting:

The Company paid US$53K in legal fees pursuant to the C$12.325 million private placement financing.  US$38K was spent on audit and accounting which included the preparation of the U.S. SEC Form 20F for filing  and the hiring of additional staff in Mexico. A prior period US$32K  reclassification to admin was made.

Office & Administration:

US$214K, including the US$32K adjustment, was incurred on office and administration during the quarter under review. $109K was on interest expense recorded on the H. Morgan long term loan. The Hermosillo office spent US$46 on wages, rent, utilities, etc. Overall increased company activities resulted to higher telephone/fax, supplies, printing, courier and related costs.

Field Work & Supplies:

Pursuant to the current Salamandra work plan, US$96K was spent on field work and supplies as follows: mine drilling, $35K; Access roads, $42K; camp, $10K; and exploration, $9K.

Included in the above expenses are fees/labour-US$47K; fuel & supplies - $40K;

Geological Services & Consulting:

US$35K was paid to two directors and officers during the quarter pursuant to their roles in the development of the Salamandra property. See Related Party Transactions.

Investor Relations:

The Company has retained Stockgroup to provide investor relations services. These services include newsblast, special situation alert, newshotline, advertising and showcase program. Stockgroup is a leading provider of market data solutions for clients needing to bring value-added services and is being paid C$2,000 per month.

3. Financing

The Company closed a private placement of 8.5 million units @C$1.45 per unit for gross proceeds of C$12,325,000. Each unit consisted of one common share and a half of transferable share purchase warrant. Each full warrant entitles the holder thereof to purchase one additional share of Alamos at a price of C$1.75 for a one year period following the closing. The shares, warrants and any shares issuable on the exercise of the warrants are subject to a hold period expiring December 22, 2003.

A further C$2.6 million was raised from the exercise of warrants. At the time of writing this report, the Company has C$11.1 Million in treasury.

The Company has paid back 50% of the long-term loan from H. Morgan & Company. Also, two Letters of Credit (LC’s) totaling US$681,347.03 were issued in favour of Ejido Mulatos as security for the appeal cases the Company has lodged regarding the surface rights rental judgments by the Judge, as discussed in item 2 – Operations. The LC’s are kept in the vaults of the Agrarian Court Judge in Hermosillo, Sonora, pending the results of the appeals.

4. Subsequent Events

Messrs. Chester F. Millar and Stephen Stine have resigned as directors of the Company and Stephen Stine has resigned as Vice-President of Operations. Mr. John McCluskey has been appointed President and Chief Executive Officer. Mr. John Van De Beuken has been appointed as Vice-President and Chief of Operations. Mr. Leonard Harris has been appointed to the board.

1.)

Liquidity

The Company continues to demonstrate its ability to raise funds in the capital market and remains confident that it will meet all its operating and financial obligations.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALAMOS GOLD INC.

(Registrant)

December 09, 2003

By: /s/ Nerio Cervantes

Date

Nerio Cervantes

Chief Financial Officer